SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ/MF) 02.558.118/0001 -65
Corporate Registry ID (NIRE) 3130002535-7
Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ EXTRAORDINARY MEETING
HELD ON MAY 26, 2008.

1. DATE, TIME AND PLACE: May 26, 2008, at 11:30 a.m., exceptionally, at Av. Ayrton Senna, 2200, 2º andar, bloco 2, Barra da Tijuca, Rio de Janeiro/RJ, as per statutory call.

2. PRESIDING BOARD: Luis Miguel Gilpérez López – Chairman and Breno Rodrigo

Pacheco de Oliveira – Secretary

3. INSTATMENT: The meeting was instated, with the presence of the Board Members who subscribe these minutes, there being a quorum pursuant to the Bylaws.

4. AGENDA AND RESOLUTIONS:

4.1. Establishment of the Audit and Control Committee. Election of its members. Election of the Chairman and appointment of the Financial Expert: the Board members analyzed and approved, by unanimous vote, the proposal of establishment of the Audit and Control Committee within the scope of the Board of Directors of Telemig Celular Participações S.A. The following members were elected for the Audit and Control Committee: Luiz Kaufmann, a Brazilian citizen, married, mechanical engineer, Identity Card (RG) no. 7.162.266, issued by SSP/PR, Individual Taxpayer’s Register (CPF/MF) no. 036.200.699 -72, resident and domiciled in the city and state of São Paulo, with commercial address at Rua Funchal n° 263, conjunto 44, Vila Funchal, CEP 04551-060; José Guimarães Monforte, a Brazilian citizen, married, economist, Identity Card (RG) no. 4.127.063, issued by SSP/SP, Individual Taxpayer’s Register (CPF/MF) no. 447.507.658 -72, resident and domiciled in the city and state of São Paulo, with commercial address at Rua Amauri, nº 255, 3º andar, Itaim Bibi, CEP 01448-000; and, Antonio Gonçalves de Oliveira, a Brazilian citizen, married, sociologist, Identity Card (RG) no. 3074227-4, issued by SSP/SP, Individual Taxpayer’s Register (CPF/MF) no. 050.148.678 -04, resident in the city and state of São Paulo, at Rua Domingos Cordeiro n°, 76, Morumbi, CEP 05688-070. Mr.

Antonio Gonçalves de Oliveira was elected Chairman, and Mr. Luiz Kaufmann was appointed as the Financial Expert, of the Audit and Control Committee.

4.2. Approval of hiring the Independent Audit: Mr. Marcus Roger Meirelles Martins da Costa, Human Resources Officer, briefly presented the proposal of hiring the company Ernst & Young Auditores Independentes S.S., to hold the function of Independent Audit, as per presentation attached hereto, and this hiring was unanimously approved by the Board members.

4.3. Other matters: no other matter was discussed.

(Page1/2)

5. CLOSURE OF THE MEETING: there being no further business to discuss, the meeting was adjourned, drawing up these minutes which, after being read and approved, were signed and included in the Company’s records.

Signatures: Luis Miguel Gilpérez López – Chairman of the Board of Directors; João Pedro Amadeu Baptista - Vice-Chairman of the Board of Directors (represented by Shakhaf Wine); Ignácio Aller Mallo - Board of Directors’ member; Shakhaf Wine - Board of Directors’ member; Félix Pablo Ivorra Cano - Board of Directors’ member; Rui Manuel de Medeiros D’Espiney Patrício - Board of Directors’ member; Luiz Kaufmann - Board of Directors’ member (represented by Shakhaf Wine); Antonio Gonçalves de Oliveira - Board of Directors’ member; José Guimarães Monforte - Board of Directors’ member; Marcelo Santos Barbosa - Board of Directors’ member; and, Breno Rodrigo Pacheco de Oliveira – Secretary.

I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

Breno Rodrigo Pacheco de Oliveira
Secretary – Brazilian Bar Association (OAB/RS) 45,479

(Page2/2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto de Oliveira Lima

Name:	Roberto de Oliveira Lima
Title:	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.